SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549


                       SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934
                       Amendment No. 1


                    NEOPROBE CORPORATION
                      (Name of Issuer)


          COMMON STOCK, par value $0.001 per share
               (Title of Class of Securities)

                        640-518-10-6
                       (CUSIP Number)


                        John Scriven
             Vice President and General Counsel
                  The Dow Chemical Company
                       2030 Dow Center
                   Midland, Michigan 48674
                       (517) 636-5914
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)



                        June 30, 1995
   (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].



                   CUSIP No. 640-518-10-6


1)  Name of Reporting Persons and its   The Dow Chemical Company
    I.R.S. Identification No.           I.R.S. Identification No. 38-1285128


2)  Check the Appropriate Box if a                     (a)     [   ]
    Member of a Group                                  (b)     [ x ]


3)  SEC Use Only


4)  Source of Funds                                     WC, OO


5)  Check Box if Disclosure of Legal
    Proceedings is Required Pursuant                    [    ]
    to Items 2(d) or 2(e)


6)  Citizenship or Place of Organization                Delaware


Number of       7) Sole Voting Power                    723,115; 4.5%
Shares
Beneficially    8) Shared Voting Power                  0
Owned by
Each            9) Sole Dispositive Power               723,155; 4.5%
Reporting
Person With    10) Shared Dispositive Power             0


               11) Aggregate Amount Beneficially        723,115; 4.5%
                   owned by Each Reporting Person
                   as of June 28, 1995

               12) Check Box if the Aggregate Amount    [    ]
                   in Row (11) Excludes Certain Shares


               13) Percent of Class Represented by      4.5%
                   Amount in Row (11) as of
                   June 28, 1995


               14) Type of Reporting Person             CO


This Amendment No. 1 amends the Statement of Schedule 13D filed by The Dow Chemical Company ("Dow"), with the
Securities and Exchange Commission dated December 2, 1992,
(the "Schedule 13D").



Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

   (a) Dow has neither acquired nor disposed of any securities of Neoprobe Corporation ("Neoprobe") since November 10, 1992. As of the date of Neoprobe's most recently available filing with the Securities and Exchange Commission, Dow owned 723,115 shares of Neoprobe Corporation Common Stock, par value $0.001 per share (the"Securities"). Due to additional sales of Securities by Neoprobe to third parties, Dow's percentage ownership of the Securities has decreased to 4.5 percent.

   (b)    Not applicable.

   (c)    Not applicable.

   (d)    Not applicable.

   (e) As of June 30, 1995, Dow ceased to be the holder of more than 5% of the common stock of Neoprobe Corporation.




                          SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 18, 1995              THE DOW CHEMICAL COMPANY


                              By:       /s/
                              Name:     Roger L. Kesseler
                              Title:    Vice President, Controller